SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                              SEC FILE NUMBER
                                 000-21043

Check    One):|_| Form 10-K | | Form 20-F | | Form 11-K |X| Form 10-Q
         For Period Ended: September 30, 2000
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on From 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ___________________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Pacific Gateway Exchange, Inc.
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Full Name of Registrant

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Former Name if Applicable

500 Airport Boulevard, Suite 340
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Address of Principal Executive Office (Street and Number)

Burlingame, California    94010
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City, State and Zip Code

PART II  -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

One of the Company's computer servers, which is key to the preparation of financial statements, went out of service on November 2, 2000. Attempts were made to restore the server, but they failed, and the server had to be rebuilt, and the files restored from backup files. The process of rebuilding the server and restoring the files was completed on November 11, 2000. The server that went out of service contains the consolidation, the consolidated financial statements, and the schedules needed to prepare a quarterly report on Form 10Q. In addition the server contains a significant amount of other financial analysis used in the preparation of the Company's financial statements and notes thereto. The Company is diligently working on the preparation of its quarterly report on Form 10Q for the quarter ended September 30, 2000. However, as a result of the delay arising from the problems with the computer server, the Company is unable, without unreasonable effort or expense, to file its Report on Form 10Q for the quarter ended September 30, 2000 by November 14, 2000.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Howard A. Neckowitz                650               375-6700
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                    (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
         Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes | |No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company continues to experience significant declines in revenue as compared to the prior year. Revenue for the quarter ended September 30, 2000 is expected to be approximately $65,000,000 as compared to $170,061,000 for the quarter ended September 30, 1999. The Company expects to report a net loss for the quarter ended September 30, 2000. As a result of the computer problems described above, the Registrant is unable to give any further quantitative estimate of its results for the quarter ended September 30, 2000 at this time.

Pacific Gateway Exchange, Inc.
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                (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14,  2000                         By /s/ David M. Davis
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

         Intentional misstatements or omissions of fact constitute
             Federal Criminal Violations (See 18 U.S.C. 1001).
                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sections.232.201 or Sections 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sections 232.13(b) of this chapter).

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